

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 15, 2009

Via Facsimile and U.S. Mail

Jeffrey S. Tullman, Esq.
Kane Kessler, P. C.
1350 Avenue of the Americas
New York, New York 10019

RE: Federal Signal Corporation
Definitive Additional Soliciting Materials Filed April 6, 2009
Filed by Warren B. Kanders, Steven R. Gerbsman, and Nicholas Sokolow
File No. 1-06003

Dear Mr. Tullman:

We have conducted a limited review of the filing listed above. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DFAN 14A Filed April 6, 2009
General

1.   In future filings, please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Support for opinions or beliefs must be self-evident, disclosed in the proxy statement or provided to the staff.   Further, you must refrain from making any insupportable statements. We cite the following statements in the additional soliciting materials that, at a minimum, must be supported on a supplemental

basis or, at a maximum, require both support and recharacterization as statements of belief or opinion:

- The data provided in the table on the salaries and other payments made to Federal Signal's former and current CEOs;
- Documentation to substantiate the statement attributed to Glass Lewis & Co; and
- "During this same time, the average compensation paid to non employee members of the Board of Directors increased 60% from $87,700 in 2006 to approximately $140,000 per year in 2008."

Closing Comments

Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions